Filed pursuant to Rule 424(b)(5)
File No. 333-85998
PROSPECTUS SUPPLEMENT
(To Prospectus dated May 17, 2002)

$500,000,000

Alcan Inc.

4.50% NOTES DUE 2013

Interest payable on May 15 and November 15

We will pay interest on the Notes each May 15 and November 15. The first interest payment will be made on November 15, 2003.

The Notes will mature on May 15, 2013. We may redeem the Notes at any time, in whole or in part, at a redemption price to be determined as described in this prospectus supplement under the heading “Description of the Notes — Optional Redemption Feature”. The Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

PRICE 99.678% AND ACCRUED INTEREST, IF ANY

		Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Company

Per Note	99.678%	.450%	99.228%
Total	$498,390,000	$2,250,000	$496,140,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Notes to purchasers on May 1, 2003.

MORGAN STANLEY

                             CITIGROUP
                                              CREDIT SUISSE FIRST BOSTON
                                                                                                JPMORGAN

DEUTSCHE BANK SECURITIES

MERRILL LYNCH & CO.

RBC CAPITAL MARKETS

SCOTIA CAPITAL

UBS WARBURG
April 28, 2003

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

Forward-Looking Statements	3
About this Prospectus	3
Where You Can Find More Information	4
About Alcan Inc.	5
Use of Proceeds	5
Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends	6
Description of Debt Securities	7
Description of Share Capital	19
Description of Preference Shares	19
Description of Common Shares	21
Description of Warrants	23
Tax Consequences	24
Experts	24
Validity of Securities	24
Plan of Distribution	24

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of the document.

FORWARD-LOOKING STATEMENTS

      Some statements made or incorporated by reference in this prospectus supplement are forward-looking statements. Terms such as “believes”, “expects”, “may”, “will”, “could”, “should”, “anticipates”, “estimates” and “plans” and variations on terms such as these signify forward-looking statements. Because these forward-looking statements include risks and uncertainties, we caution you that actual results may differ materially from the results expressed in or implied by the statements.

      Adverse factors that could cause actual results or outcomes to differ from the results expressed or implied by forward-looking statements include, among other things:

•	changes in global aluminum supply and demand conditions;

•	changes in aluminum ingot prices;

•	changes in raw materials costs and availability;

•	changes in the relative values of various currencies;

•	cyclical demand and pricing within the principal markets for our products;

•	changes in government regulations, particularly those affecting environmental, health or safety compliance;

•	fluctuations in the supply of and prices for power in the areas in which we maintain production facilities;

•	the effect of integrating acquired businesses and the ability to attain expected benefits;

•	potential catastrophic damage, increased insurance and security costs and general uncertainties associated with the increased threat of terrorism or war;

•	relationships with, and financial and operating conditions of, customers and suppliers;

•	the effect of international trade disputes on our ability to import materials, export our products and compete internationally;

•	economic, regulatory and political factors within the countries in which we operate or sell our products; and

•	factors affecting our operations, such as litigation, labor relations and negotiations and fiscal regimes.

      We undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

ABOUT ALCAN INC.

      We are a Canadian corporation and the parent company of an international group operating in many aspects of the aluminum and packaging industries.

      Our operations include:

•	the mining and processing of bauxite, the basic aluminum ore;

•	the refining of bauxite into alumina;

•	the generation of electricity for use in smelting aluminum;

•	the smelting of aluminum from alumina;

•	the recycling of used and scrap aluminum;

•	the fabrication of aluminum, aluminum alloys and non-aluminum materials into semi-finished and finished products;

•	the production and conversion of specialty packaging and packaging products for many industries including the food, pharmaceutical, cosmetic, personal care and tobacco sectors;

•	the distribution and marketing of aluminum, non-aluminum and packaging products; and

•	in connection with our aluminum operations, the production and sale of industrial chemicals.

      We have a network of operations in 38 countries with 48,000 dedicated employees, a global customer base, innovative products and advanced technologies.

      Our principal executive offices are located at 1188 Sherbrooke Street West, Montreal, Quebec, Canada H3A 3G2, and our telephone number is (514) 848-8000. Unless the context otherwise indicates, the terms “Alcan Inc.” or “Alcan”, the “Company”, “we”, “us” or “our” mean Alcan Inc. and its controlled subsidiaries.

RECENT DEVELOPMENTS

Agreement to Acquire FlexPac

      On December 20, 2002, we announced that we had signed a definitive agreement with Norsk Hydro to purchase VAW Packaging (FlexPac) for a purchase price of approximately €354 million, after adjustments, to be paid partly in cash and partly through the assumption of debt. As of April 28, 2003, the purchase price is expected to be approximately €302 million in cash (approximately $330 million as of such date) and approximately €52 million in debt assumption (approximately $58 million as of such date). FlexPac operates 14 flexible packaging plants in eight countries and has approximately 5,400 employees. FlexPac comprises a set of custom manufacturing businesses producing flexible packaging products for a wide variety of end-use customers and manufacturers of consumer goods, including those in the food, dairy and pharmaceutical industries. On February 24, 2003, the European Commission gave us clearance to complete the acquisition. Our completion of the FlexPac acquisition is subject to the satisfaction of the remaining closing conditions in our agreement with Norsk Hydro. Management expects to complete this acquisition in the second quarter of 2003.

Announcement of Preliminary Results for First Quarter of 2003

      On April 16, 2003 the Company reported first quarter net income of $13 million, or $0.04 per share, compared to $86 million, or $0.26 per share, in the first quarter of 2002, and $26 million, or $0.08 per share, in the final quarter of 2002.

      The results for the first quarter of 2003 included a non-cash, after-tax charge of $96 million ($0.30 per share) for the effects of foreign currency balance sheet translation (as defined below under “Interim Consolidated Review — Explanatory Information”) in addition to Other Specified Items (as defined below), after-tax, of $13 million ($0.04 per share) that consisted mainly of tax adjustments relating to prior years. Foreign currency balance sheet translation effects and Other Specified Items, after-tax, reduced earnings by $21 million ($0.07 per share) in the first quarter a year ago, and by $98 million ($0.30 per share) in the fourth quarter of 2002.

Interim Consolidated Review

	First		Fourth
	Quarter		Quarter

	2003	2002	2002

	(US$ millions,
	unless otherwise noted)
Sales & operating revenues	3,273	2,937	3,180
Shipments (thousands of tonnes)
Ingot products*	338	315	396
Rolled products	511	497	503
Conversion of customer-owned metal	105	75	119
Aluminum used in engineered products & packaging	147	126	141

Total aluminum volume	1,101	1,013	1,159

Ingot product realizations (US$ per tonne)	1,578	1,497	1,498
Average London Metal Exchange 3-month price (US$ per tonne)	1,392	1,395	1,359
Net income	13	86	26

*	Includes primary and secondary ingot and scrap, as well as shipments resulting from trading activities

     In the first quarter of 2003, sales and operating revenues for the quarter improved by 11% over the corresponding period in 2002 as a result of increased aluminum shipments and other fabricated product volumes, better ingot product realizations, the stronger Euro and a higher-value product mix, despite pricing pressure in Engineered Products and

Packaging. Higher LME prices and market premiums, the stronger Euro and improved Engineered Products and Packaging volumes strengthened results compared to the fourth quarter, despite lower aluminum shipments.

      Total aluminum volume of 1,101 thousand tonnes in the first quarter of 2003 was 9% higher than in the year-ago quarter, but 5% lower than in the fourth quarter of 2002. The year-over-year increase reflects the purchases by the Company in the second and third quarters of 2002 of an aggregate 40% interest in the Aluminerie Alouette smelter in Quebec; production restarts in Kitimat, British Columbia and in Brazil; and improved rolled product shipments in Europe and South America. Compared to the fourth quarter of 2002, volume decreased as a result of seasonally lower smelter production and decreased rolled product shipments in North and South America.

      Ingot product realizations of $1,578 per tonne in the first quarter of 2003 increased by $81 per tonne from the first quarter of 2002, despite a slight decrease in the London Metal Exchange (LME) price, mainly reflecting higher market premiums. Compared to the fourth quarter of 2002, realizations improved by $80 per tonne in line with LME prices and the increase in market premiums.

      For the first quarter of 2003, net income was $13 million, compared to $86 million in the year-ago quarter and $26 million in the fourth quarter of 2002. The differences were largely due to the unfavourable effects of foreign currency balance sheet translation compared to both prior periods, partially offset by a decrease in Other Specified Items of $73 million relative to the fourth quarter of 2002.

      Depreciation and amortization of $231 million in the first quarter of 2003 was 13% higher than in the year-ago quarter, largely due to the acquisition of Alouette, and 3% higher than in the fourth quarter of 2002.

      There was little change in first quarter 2003 interest expense of $49 million, compared to the first quarter of 2002 and the fourth quarter of 2002. Debt as a percent of invested capital at March 31, 2003 declined to 30%, compared to 31% at the end of the fourth quarter of 2002 and 32% at the end of the year-ago quarter, resulting from continued financial discipline that was reflected in strong free cash flows.

      The Company’s effective income tax rate was 91% in the first quarter of 2003. The Company’s effective income tax rate differed from its statutory corporate income tax rate in Canada of 39%, primarily due to the effects of foreign currency balance sheet translation in addition to Other Specified Items, which primarily included tax adjustments relating to prior years.

      For the first quarter of 2003, the average number of common shares outstanding was 321.5 million compared to 321.0 million in the year-ago quarter and 321.4 million in the fourth quarter of 2002. At March 31, 2003, 321.6 million shares were outstanding.

      Sensitivities to certain exchange rates and metal prices at March 31, 2003 are provided below:

      Estimated after-tax effect on the Company’s net income of:

	Change in full
	year average*	US$	$

		(in millions)	(per
			share)
Exchange rate on long-term profitability (annual)
Canadian dollar	+1 US cent	$(11)	$(0.03)
Euro	+1 US cent	$4	$0.01
Exchange rate on balance sheet translation*
Canadian dollar	+1 US cent	$(17)	$(0.05)
Australian dollar	+1 US cent	$(6)	$(0.02)
Metal price on long-term profitability (annual)
Aluminum	+$100/tonne	$120	$0.37

*	Except for balance sheet translation which is point-in-time.

Explanatory Information

      The financial information contained in this prospectus supplement is presented in accordance with Canadian Generally Accepted Accounting Principles (GAAP), unless otherwise indicated. All figures are unaudited unless otherwise indicated.

      The term “foreign currency balance sheet translation” means gains and losses arising from translating balance sheet items, mainly in Canada and Australia (principally accounts payable, deferred credits and other liabilities, and deferred income taxes), at period-end exchange rates.

      “Other Specified Items” include, for example: restructuring charges; asset impairment charges; unusual environmental charges; gains and losses on non-routine sales of assets, businesses or investments; gains and losses from legal claims; gains and losses on the redemption of debt; income tax adjustments related to prior years and the effects of changes in income tax rates; and other items that do not typify normal business activities.

      All tonnages are stated in metric tonnes, equivalent to 2,204.6 pounds. All dollar figures are in U.S. Dollars.

      The following interim financial statements (as well as the other figures presented) are preliminary. The following financial statements do not include most of the note disclosures required under Canadian GAAP and under applicable accounting requirements under the United States Securities Act of 1933, as amended, and the related rules and regulations, including Article 10 of Regulation S-X. They also do not include management’s opinion that such financial statements reflect all adjustments that are necessary to a fair statement of the results for the interim period presented. The results are reported under Canadian GAAP. Among the note disclosures not provided is a reconciliation of the reported results to U.S. GAAP. Alcan’s U.S. GAAP results may differ materially from its Canadian GAAP results due to various differences between Canadian GAAP and U.S. GAAP, including differing standards related to the valuation of derivatives, and Alcan’s adoption, as of January 1, 2003, of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“FASB Statement No. 143”) under U.S. GAAP. Further information regarding FASB Statement No. 143 is contained in Note 7 to the Consolidated Financial Statements in Alcan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, which is incorporated by reference into this prospectus supplement.

ALCAN INC.

INTERIM CONSOLIDATED STATEMENT OF INCOME

(unaudited)

	Three months ended
	March 31

	2003	2002

	(in millions of US$,
	except per share
	amounts)
Sales and operating revenues	3,273	2,937
Costs and expenses
Cost of sales and operating expenses	2,585	2,331
Depreciation and amortization	231	205
Selling, administrative and general expenses	165	139
Research and development expenses	29	28
Interest (note 1)	49	50
Restructuring, impairment and other special charges	2	14
Other expenses (income) — net	57	7

	3,118	2,774

Income before income taxes and other items	155	163
Income taxes	141	78

Income before other items	14	85
Equity income	—	1
Minority interests	(1)	—

Net income	13	86
Dividends on preference shares	2	1

Net income attributable to common shareholders	11	85

Net income per common share — basic	0.04	0.26

Net income per common share — diluted	0.04	0.26

Dividends per common share	0.15	0.15

1.  CAPITALIZATION OF INTEREST COSTS

Total interest costs in the first quarter were $50 (2002: $50) of which $1 was capitalized (2002: nil).

ALCAN INC.

INTERIM CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(unaudited)

	Three months ended
	March 31

	2003	2002

	(in millions of US$)
Retained earnings — beginning of period	3,503	3,326 *
Net income	13	86
Dividends
— Common	(48)	(48)
— Preference	(2)	(1)

Retained earnings — end of period	3,466	3,363

*	Restated in 2002 to reflect accounting change of $(748) with respect to impairment of goodwill.

ALCAN INC.

INTERIM CONSOLIDATED BALANCE SHEET

(unaudited for 2003)

	March 31,	December 31,
	2003	2002

	(in millions of US$)
ASSETS
Current assets
Cash and time deposits	111	110
Trade receivables (net of allowances of $57 in 2003 and $59 in 2002)	1,437	1,300
Other receivables	476	553
Inventories
• Aluminum operating segments
— Aluminum	946	905
— Raw materials	376	390
— Other supplies	292	296

	1,614	1,591
• Packaging operating segment	409	396

	2,023	1,987

	4,047	3,950

Deferred charges and other assets	645	667
Property, plant and equipment
• Cost (excluding Construction work in progress)	17,891	17,798
• Construction work in progress	615	573
• Accumulated depreciation	(8,367)	(8,138)

	10,139	10,233

Intangible assets, net of accumulated amortization of $63 in 2003 and $56 in 2002	329	332
Goodwill	2,357	2,356

Total assets	17,517	17,538

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Payables and accrued liabilities	2,360	2,337
Short-term borrowings	352	385
Debt maturing within one year	334	295

	3,046	3,017

Debt not maturing within one year	3,105	3,187
Deferred credits and other liabilities	1,454	1,419
Deferred income taxes	1,166	1,140
Minority interests	135	150
Shareholders’ equity
Redeemable non-retractable preference shares	160	160
Common shareholders’ equity
• Common shares	4,708	4,703
• Retained earnings	3,466	3,503
• Deferred translation adjustments	277	259

	8,451	8,465

	8,611	8,625

Total liabilities and shareholders’ equity	17,517	17,538

ALCAN INC.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)

	Three months
	ended March 31

	2003	2002

	(in millions of US$)
OPERATING ACTIVITIES
Net income	13	86
Adjustment to determine cash from operating activities:
Depreciation and amortization	231	205
Deferred income taxes	24	3
Change in operating working capital:
• Change in receivables	(43)	6
• Change in inventories	(23)	32
• Change in payables	15	(92)

• Total change in operating working capital	(51)	(54)

Change in deferred charges, other assets, deferred credits and other liabilities — net	72	24
Other — net	5	(6)

Cash from operating activities	294	258

FINANCING ACTIVITIES
New debt	3	131
Debt repayments	(85)	(171)

	(82)	(40)
Short-term borrowings — net	(26)	(127)
Common shares issued	5	6
Dividends
• Alcan shareholders (including preference)	(50)	(49)
• Minority interests	(9)	(1)

Cash used for financing activities	(162)	(211)

INVESTMENT ACTIVITIES
Property, plant and equipment	(134)	(107)
Business acquisitions	(5)	—

	(139)	(107)
Net proceeds from disposal of businesses, investments and other assets	7	36

Cash used for investment activities	(132)	(71)

Effect of exchange rate changes on cash and time deposits	1	1

Increase (decrease) in cash and time deposits	1	(23)
Cash and time deposits — beginning of period	110	119

Cash and time deposits — end of period	111	96

USE OF PROCEEDS

      We intend to apply a portion of the net proceeds of this offering to repay short-term borrowings to be incurred to finance the cash portion of the acquisition price for our pending purchase of FlexPac. As of April 28, 2003 the cash portion of the acquisition price is expected to be approximately €302 million (approximately $330 million as of such date). We intend to apply the balance of the net proceeds to repay commercial paper of various maturities, all of less than one year. The average annual interest rate on the commercial paper to be repaid is 1.39% as of April 28, 2003. As of March 31, 2003, we had approximately $575 million of commercial paper outstanding.

RATIOS OF EARNINGS TO FIXED CHARGES

      The following table shows our consolidated ratios of earnings to fixed charges for the periods indicated:

	Three Months
	Ended	Year Ended December 31,
	March 31,
	2003	2002	2001		2000		1999		1998

Ratio of Earnings to Fixed Charges (Canadian GAAP)(1)	3.81	4.00	1.08	(2)	5.49	(2)	5.79	(2)	5.87
Ratio of Earnings to Fixed Charges (U.S. GAAP)(3)	— (4)	4.25	0.84		5.50		5.85		6.01

(1)	Under generally accepted accounting principles in Canada, the ratio of earnings to fixed charges is determined by dividing fixed charges (including capitalized interest) into income before extraordinary items before fixed charges (excluding capitalized interest) and income taxes, and eliminating undistributed income of less than 50% owned persons. Fixed charges consist of interest expenses and amortization of debt discount and expense and premium and that portion of rental payments which is considered as being representative of the interest factor implicit in our operating leases.

(2)	Revised due to accounting changes as described in Note 3, Accounting Changes, under Deferred Foreign Exchange Translation Gains and Losses, to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 which is incorporated by reference into this prospectus supplement.

(3)	Under generally accepted accounting principles in the United States, the ratio of earnings to fixed charges is determined by dividing fixed charges (including capitalized interest) into income before extraordinary items and cumulative effect of accounting changes before fixed charges (excluding capitalized interest) and income taxes, and eliminating undistributed income of less than 50% owned persons. Fixed charges consist of interest expenses and amortization of debt discount and expense and premium and that portion of rental payments which is considered as being representative of the interest factor implicit in our operating leases.

(4)	No U.S. GAAP figure is available for the period ended March 31, 2003 because U.S. GAAP financial information with respect to earnings and fixed charges is not available as of the date of this prospectus supplement.

     For further information regarding differences between Canadian and United States generally accepted accounting principles, see Note 7 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 which is incorporated by reference into this prospectus supplement.

CAPITALIZATION

      The following table sets forth in summary form our capitalization as of March 31, 2003 and as adjusted on a pro forma basis to reflect the issuance of the Notes and the application of the net proceeds thereof as set forth under “Use of Proceeds”, as well as the assumption of debt in connection with the acquisition of FlexPac.

	At March 31, 2003

	Actual	As Adjusted

	(in millions)
Short-term borrowings	$352	$410
Debt maturing within one year	334	334
Debt not maturing within one year (other than the Notes)	3,105	2,939
Notes offered hereby	—	500

Total debt not maturing within one year	3,105	3,439

Total debt	3,791	4,183
Total shareholders’ equity	8,611	8,611

Total capitalization	$12,402	$12,794

DESCRIPTION OF THE NOTES

      The following is a description of the particular terms of the Notes offered by this prospectus supplement and the accompanying prospectus and, to the extent inconsistent with the accompanying prospectus, replaces the description of the general terms and provisions of Debt Securities provided in the prospectus. We refer potential purchasers of the Notes to that description, as well as to the following description. The statements in this prospectus supplement concerning the Notes and the Indenture do not purport to be complete.

General

      The Notes are an issue of debt securities described in the prospectus that follows. The Notes will be issued as a separate series of senior debt securities under the Indenture, under which Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), serves as Trustee (the “Trustee”). The Trustee will also serve as paying agent with respect to the Notes. The Trustee is an affiliate of Deutsche Bank Securities Inc., an underwriter of the Notes. Under the Trust Indenture Act of 1939, as amended, due to this affiliation, if a default occurred on the Notes, Deutsche Bank Trust Company Americas would be required to resign as Trustee within 90 days of the default unless the default were cured, duly waived, or otherwise eliminated.

      The Notes will mature on May 15, 2013. The Notes will be issued in $500,000,000 aggregate principal amount. In addition to the Notes, we may issue from time to time other series of Securities under the Indenture consisting of notes, debentures or other evidences of indebtedness. Such other series will be separate from and independent of the Notes. The Notes are the sixteenth series of Securities to be issued under the Indenture. The Notes will be issued only in registered form in denominations of $1,000 and integral multiples of $1,000. The Notes will not be entitled to the benefit of any sinking fund.

      We may, without the consent of the holders of the Notes, issue additional Notes having the same ranking and the same interest rate, maturity and other terms as the Notes. Any additional Notes having such similar terms, together with the Notes, will constitute a single series of Notes under the Indenture.

Payment of Interest

      Each Note will bear interest at the rate set forth on the front cover hereof, payable semi-annually in arrears on May 15 and November 15 of each year, to the person in whose name the Note is registered at the close of business on the preceding May 1 or November 1, respectively. The first interest payment date is November 15, 2003. Interest will accrue on the Notes from May 1, 2003. Interest will be computed on the basis of a 360 day year of twelve 30 day months.

Optional Redemption Feature

      We may redeem the Notes in whole or in part, at our option at any time, on not less than 30 or more than 60 days’ notice mailed to registered Holders of the Notes (see “Description of Debt Securities — Book-Entry Only Procedures” in the accompanying prospectus), at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes to be redeemed; or

•	the sum of the present values of the Remaining Scheduled Payments discounted to the redemption date on a semiannual basis at the Treasury Rate plus 25 basis points,

together with accrued interest on the principal amount being redeemed to the date of redemption.

      “Treasury Rate” means, with respect to any redemption date for Notes, (a) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical releases designated “H. 15(519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities, adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date of the Notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the third business day immediately preceding such redemption date) of the

Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes. “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company.

      “Comparable Treasury Price” means, with respect to any redemption date (a) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer as of 5:00 p.m., New York City time, on the third business day preceding such redemption date.

      “Reference Treasury Dealer” means (1) each of Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), the Company shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Company.

      “Remaining Scheduled Payments” means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

      Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or any portion thereof called for redemption. On or before any redemption date, we shall deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such date. If less than all the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

Book-Entry Only Securities

      The Notes will be issued in the form of one or more fully registered global Notes which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, as depositary (DTC), and registered in the name of DTC’s nominee. Except as set forth in the prospectus, the global Notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC. A holder may hold beneficial interests in the Notes directly through DTC, if the holder is a participant in DTC, or indirectly through organizations that are participants in DTC or that have accounts with participants in DTC, including Euroclear and Clearstream, Luxembourg. See “Description of Debt Securities — Book-Entry Only Procedures” in the prospectus.

      So long as the Notes are represented by a global certificate, the interest payable on the Notes will be paid to Cede & Co., the nominee of DTC, or its registered assigns as the registered owner of the global certificate representing the Notes by wire transfer of immediately available funds on each of the applicable interest payment dates, not later than 2:30 p.m., New York City time. If the Notes are no longer represented by a global certificate, payment of interest may, at our option, be made by check mailed to the person entitled to payment. No service charge will be made for any transfer or exchange of Notes, but we may require payment of a sum sufficient to satisfy any tax or governmental charge payable in connection with the transfer or exchange.

      Settlement for the Notes will be made in immediately available funds. Secondary market trading in the Notes will be settled in immediately available funds.

CANADIAN TAXATION

      We have been advised by Hugh Berwick, Senior Tax Counsel of Alcan Inc., our Canadian tax counsel, of the following tax considerations under the laws of Canada and Quebec as currently in effect and under the current administrative practices of the Canadian and Quebec tax authorities:

•	there will be no non-resident withholding taxes payable under the laws of Canada in respect of the Notes or the interest thereon if (1) the Notes are not part of a series more than 25% of the principal amount of which we may under any circumstances (other than default or illegality) be obligated to pay within five years from the date of issue, and (2) the beneficial owner of the debt security is a person with whom we deal at arm’s length;

•	there will be no non-resident withholding taxes payable under the laws of Quebec in respect of the Notes or any interest on the Notes;

•	there will be no taxes on income or capital gains payable under the laws of Canada or of Quebec in respect of the Notes or the interest on the Notes by any owner who is not, and is not deemed to be, a resident of Canada and who does not, and is not deemed to, use or hold the Notes in carrying on a business in Canada; and

•	there will be no estate taxes or succession duties imposed by Canada or Quebec in respect of the Notes or any interest on the Notes.

      Prospective investors should contact their own tax advisers for specific advice relative to their particular tax situations.

UNITED STATES TAXATION

      This section describes the material United States federal income tax consequences of owning the Notes we are offering. It is the opinion of Sullivan & Cromwell LLP, counsel to Alcan Inc. It applies to you only if you acquire Notes in the offering at the offering price and you hold your Notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns Notes that are a hedge or that are hedged against interest rate risks,

•	a person that actually or constructively owns 10% or more of the voting stock of Alcan Inc.,

•	a person that owns Notes as part of a straddle or conversion transaction for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

      If you purchase Notes at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

      This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these Notes in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

      This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a Note and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

      If you are not a United States holder, this subsection does not apply to you and you should refer to “United States Alien Holders” below.

      Payments of Interest. You will be taxed on interest on your Note as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes. Interest paid by Alcan Inc. on the Notes is income from sources outside the United States but, with certain exceptions, will be “passive” or “financial services” income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States holder.

      Purchase, Sale and Retirement of the Notes. Your tax basis in your Note generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your Note equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your Note. Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20% where the property is held more than one year, and 18% where the property is held for more than five years.

United States Alien Holders

      This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are a beneficial owner of a Note and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation

•	a foreign partnership, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a Note.

      If you are a United States holder, this subsection does not apply to you.

      Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a Note, interest on a Note paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you are a life insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

•	you both:

•	have an office or other fixed place of business in the United States to which the interest is attributable, and

•	derive the interest in the active conduct of a banking, financing or similar business within the United States.

      Purchase, Sale, Retirement and Other Disposition of the Notes. If you are a United States alien holder of a Note, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a Note unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

      For purposes of the United States federal estate tax, the Notes will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

Backup Withholding and Information Reporting

      If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	payments of principal and interest on a Note within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a Note effected at a United States office of a broker.

      Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

      If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	payments of principal and interest made to you outside the United States by Alcan Inc. or another non-United States payor, and

•	other payments of principal and interest and the payment of the proceeds from the sale of a Note effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

      Payment of the proceeds from the sale of a Note effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a Note that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

      In addition, a sale of a Note effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated April 28, 2003, we have agreed to sell to the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as the representative, the following respective principal amounts of the Notes:

Principal
Underwriter	Amount

Morgan Stanley & Co. Incorporated	$225,000,000
Citigroup Global Markets Inc.	50,000,000
Credit Suisse First Boston LLC	50,000,000
J.P. Morgan Securities Inc.	50,000,000
Deutsche Bank Securities Inc.	25,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	25,000,000
RBC Dominion Securities Corporation	25,000,000
Scotia Capital (USA) Inc.	25,000,000
UBS Warburg LLC	25,000,000

Total	$500,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of the Notes may be terminated.

      All sales of Notes in the United States will be made through U.S. registered broker/dealers.

      The underwriters propose to offer the Notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of .20% of the principal amount per Note. The underwriters and selling group members may allow a discount of .125% of the principal amount per Note on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

      We estimate that our out-of-pocket expenses for this offering will be approximately $350,000.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

      Certain of the underwriters and their respective affiliates have, from time to time, performed various investment or commercial banking and financial advisory services for us in the ordinary course of business and may from time to time in the future provide such services to us, for which they have received and may continue to receive customary fees.

      In connection with the offering the underwriters, may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of securities in excess of the principal amount of the Notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes. As a result the price of the Notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

EXPERTS

      The financial statements incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

VALIDITY OF THE OFFERED NOTES

      References in the accompanying prospectus to “Sullivan & Cromwell” are hereby changed to “Sullivan & Cromwell LLP”.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC and our future filings with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we or the underwriters sell all of the Notes:

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	those portions of Alcan Inc.’s Annual Report for the year ended December 31, 2002 and Management Proxy Circular for the annual meeting of shareholders held on April 24, 2003 that are expressly incorporated by reference in the above referenced Annual Report on Form 10-K; and

•	Current Report on Form 8-K, dated January 17, 2003.

      You may request a copy of these filings at no cost, by writing or calling us at the following address:

Alcan Inc.

1188 Sherbrooke Street West
Montreal, Quebec, Canada H3A 3G2
(514) 848-8000
Attention: Secretary

      Our common shares are traded on The New York Stock Exchange and on The Toronto Stock Exchange under the symbol “AL”. You may also inspect our SEC filings at the offices of The New York Stock Exchange, 11 Wall Street, New York, New York 10005.

PROSPECTUS

Alcan Inc.

$1,000,000,000

SENIOR DEBT SECURITIES

SUBORDINATED DEBT SECURITIES

PREFERENCE SHARES

COMMON SHARES

WARRANTS

Alcan Inc. intends to offer at one or more times separately or in combination debt securities, equity securities and warrants with a total offering price not to exceed $1,000,000,000. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

Alcan Inc. may sell the securities to or through underwriters, and also to other purchasers or through agents. The names of the underwriters or agents will be set forth in supplements to this prospectus.

Alcan Inc.’s common shares are listed on the New York Stock Exchange and The Toronto Stock Exchange under the symbol “AL”.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated May 17, 2002.

TABLE OF CONTENTS

Forward-Looking Statements	3
About this Prospectus	3
Where You Can Find More Information	4
About Alcan Inc.	5
Use of Proceeds	5
Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends	6
Description of Debt Securities	7
Description of Share Capital	19
Description of Preference Shares	19
Description of Common Shares	21
Description of Warrants	23
Tax Consequences	24
Experts	24
Validity of Securities	24
Plan of Distribution	24

FORWARD LOOKING STATEMENTS

      Some statements made or incorporated by reference in this prospectus are forward-looking statements. Terms such as “believes”, “expects”, “may”, “will”, “could”, “should”, “anticipates”, “estimates” and “plans” and variations on terms such as these signify forward-looking statements. Because these forward-looking statements include risks and uncertainties, we caution you that actual results may differ materially from the results expressed in or implied by the statements.

      Adverse factors that could cause actual results or outcomes to differ from the results expressed or implied by forward-looking statements include, among other things:

•	changes in global aluminum supply and demand conditions;

•	changes in aluminum ingot prices;

•	changes in raw materials costs and availability;

•	cyclical demand and pricing within the principal markets for our products;

•	changes in government regulations, particularly those affecting environmental, health or safety compliance;

•	fluctuations in the supply of and prices for power in the areas in which we maintain production facilities;

•	the effect of integrating acquired businesses and the ability to attain expected benefits;

•	potential catastrophic damage, increased insurance and security costs and general uncertainties associated with the increased threat of terrorism;

•	the effect of international trade disputes on our ability to import materials, export our products and compete internationally;

•	economic, regulatory and political factors within the countries in which we operate or sell our products; and

•	factors affecting our operations, such as litigation, labor relations and fiscal regimes.

      We may note additional factors in this prospectus, in an accompanying prospectus supplement and in documents incorporated by reference into this prospectus and an accompanying prospectus supplement. We undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC) utilizing a “shelf” registration, or continuous, process. Under this shelf process, we may, from time to time, sell any combination of the following securities described in this prospectus in one or more offerings with a total offering price not to exceed $1,000,000,000:

•	senior debt securities;

•	subordinated debt securities;

•	preference shares;

•	common shares (together with associated common shares purchase rights); and

•	warrants, rights or other securities exchangeable for or convertible into equity securities or debt securities.

      The common shares and the preference shares are referred to as the equity securities; the senior debt securities and the subordinated debt securities are referred to as the debt securities; the equity securities, the debt securities and the warrants are referred to as the securities.

      Unless otherwise indicated, dollar amounts provided in this prospectus are denominated in U.S. dollars.

      This prospectus provides you with a general description of the securities. Each time we sell the securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Please carefully read both this prospectus and any prospectus supplement together with additional information described under the heading “WHERE YOU CAN FIND MORE INFORMATION”.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC and our future filings with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we or any underwriters sell all of the securities:

•	Annual Report on Form 10-K for the year ended December 31, 2001;

•	those portions of Alcan Inc.’s Annual Report for the year ended December 31, 2001 and Management Proxy Circular for the annual meeting of shareholders to be held on April 25, 2002 that are expressly incorporated by reference in the Annual Report on Form 10-K; and

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

      You may request a copy of these filings at no cost, by writing or calling us at the following address:

Alcan Inc. 1188 Sherbrooke Street West Montreal, Quebec, Canada H3A 3G2v (514) 848-8000 Attention: Secretary

      Our common shares are traded on the New York Stock Exchange under the symbol “AL”. You may inspect the reports and other information concerning us at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

      You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

      Neither we nor any underwriter or agent will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Unless otherwise stated in the prospectus supplement, we have not qualified the securities for sale under the securities laws of any Province or Territory of Canada and the securities are not being and may not be offered or sold in Canada in violation of the securities laws of any Province or Territory of Canada. You should assume that the information appearing in this prospectus, as well as information we have previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. You should assume that the information appearing in a prospectus supplement, as well as information contained in a document incorporated by reference in a prospectus supplement, is accurate only as of the date of the prospectus supplement or incorporated document.

      We are a Canadian corporation. Most of our directors and officers, as well as the experts named in this prospectus, are not citizens or residents of the United States and all or a substantial part of the assets of these individuals may be located outside the United States. Also, a large part of our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these individuals or to realize against them or us within the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act of 1933. Roy Millington, Corporate Secretary, our Canadian counsel, has advised us, however, that the civil liability provisions of that Act may be enforced in original actions taken in the Province of Quebec against us or any such individual, but judgments of United States courts predicated on such provisions will not be enforceable in the Province of Quebec unless they meet the requirements for the recognition and enforcement of foreign judgments under the Civil Code of Quebec.

ABOUT ALCAN INC.

      We are a Canadian corporation and the parent company of an international group operating in many aspects of the aluminium and speciality packaging businesses.

      Our operations include:

•	the mining and processing of bauxite, the basic aluminium ore;

•	the refining of bauxite into alumina;

•	the generation of electricity for use in smelting aluminium;

•	the smelting of aluminium from alumina;

•	the recycling of used and scrap aluminium;

•	the fabrication of aluminium, aluminium alloys and non-aluminium materials into semi-finished and finished products;

•	the production and conversion of specialty packaging and packaging products for many industries including the food, pharmaceutical, cosmetic, personal care and tobacco sectors;

•	the distribution and marketing of aluminium and non-aluminium packaging products; and

•	the production and sale of industrial chemicals.

      We have a network of operations in 38 countries with 50,000 dedicated employees, a global customer base, innovative products and advanced technologies.

      Our principal executive offices are located at 1188 Sherbrooke Street West, Montreal, Quebec, Canada H3A 3G2, and our telephone number is (514) 848-8000. Unless the context otherwise indicates, the terms “Alcan Inc.” or “Alcan”, “we”, “us” or “our” mean Alcan Inc. and its controlled subsidiaries.

USE OF PROCEEDS

      Unless otherwise indicated in an accompanying prospectus supplement, the net proceeds we will receive from the sale of the securities will be used for general corporate purposes. Unless otherwise indicated, funds that will not be used immediately for such purposes may be invested in short-term investments.

RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

      The following table shows our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods indicated:

	Three
	months
	ended	Year Ended December 31,
	March 31,
	2002	2001	2000	1999	1998	1997(3)

Ratio of Earnings to Fixed Charges(1)(2)	4.07	1.09	5.54	5.88	5.87	7.13
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends(1)(2)	3.95	1.05	5.07	5.30	5.23	6.30

(1)	The ratio of earnings to fixed charges is determined by dividing fixed charges (including capitalized interest) into income before fixed charges (excluding capitalized interest) and income taxes, and eliminating undistributed income of less than 50% owned persons. The ratio of earnings to combined fixed charges and preferred stock dividends is determined by dividing the sum of fixed charges (including capitalized interest) and preferred stock dividends into income before fixed charges (excluding capitalized interest) and income taxes, and eliminating undistributed income of less than 50% owned persons. Fixed charges consist of interest expenses and amortization of debt discount and expense and premium and that portion of rental payments which is considered as being representative of the interest factor implicit in our operating leases. Preferred stock dividend requirements are computed by increasing dividends on preferred stocks by an amount representing the pre-tax earnings which would be required to cover such dividend requirements.

(2)	The ratios shown above were prepared in accordance with generally accepted accounting principles in Canada. The following table shows our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods indicated prepared in accordance with generally accepted accounting principles in the United States.

	Three
	months
	ended	Year Ended December 31,
	March 31,
	2002	2001	2000	1999	1998	1997(3)

Ratio of Earnings to Fixed Charges	5.87	0.79	5.50	5.85	6.01	7.13
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	5.70	0.75	5.03	5.26	5.35	6.29

(3)	Ratios for the year 1997 have been restated to reflect financial statement reclassifications made in 1998.

      For further information regarding differences between Canadian and United States generally accepted accounting principles, see Note 6 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, which is incorporated by reference into this prospectus.

DESCRIPTION OF DEBT SECURITIES

Rank and Unsecured Status

      We may issue senior or subordinated debt securities from time to time. Neither the senior debt securities nor the subordinated debt securities will be secured by any of our property or assets. Thus by owning a debt security, you are one of our unsecured creditors.

      The senior debt securities will constitute part of our senior debt and will rank equally with all of our other unsecured and unsubordinated debt.

      The subordinated debt securities will constitute part of our subordinated debt and will be subordinate in right of payment to all of our senior indebtedness, as that term is defined in the Indenture. The prospectus supplement for any series of subordinated debt securities will indicate the approximate amount of senior indebtedness outstanding as of the end of our most recent fiscal quarter. We will not be limited in our ability to subsequently incur additional senior indebtedness.

      We use the term debt securities in this prospectus to refer to both the senior debt securities and the subordinated debt securities.

Indenture for the Debt Securities

      The debt securities covered by this prospectus will be issued in one or more series under an Indenture dated as of May 15, 1983, as supplemented (as so supplemented, the Indenture), between us and Bankers Trust Company, as Trustee. The Indenture is a contract governed by the laws of the State of New York. We have summarized selected provisions of the Indenture below. This is a summary and is not complete. You should read the Indenture we filed as an exhibit to the registration statement of which this prospectus forms a part. The Indenture contains the full legal text of the matters described in this section describing its terms. In the summary below, we have included references to section numbers of the Indenture so that you can easily locate the summarized provisions. Capitalized terms used in the summary have the meanings specified in the Indenture.

General Provisions

      The prospectus supplement relating to any series of the debt securities being offered will include specific terms relating to the debt securities offered. These terms will include some or all of the following:

•	whether the debt securities are senior debt securities or subordinated debt securities;

•	the series designation of the debt securities;

•	the total principal amount of the debt securities;

•	the percentage of the principal amount at which the debt securities will be issued;

•	the date or dates on which the debt securities will mature;

•	the rate or rates, if any, per year at which the debt securities will bear interest, or the method of determination of such rate or rates;

•	the times on which the interest, if any, on the debt securities will be payable;

•	if interest payments are subject to interest deferral provisions, specific information about such deferral provisions;

•	if we may pay interest or principal through issuances of equity or debt securities, a description of such terms;

•	the record dates for payments of interest, if any, and principal;

•	provisions for a sinking, purchase or other similar fund, if any;

•	the date, or dates, or circumstances, if any, triggering the right to redeem the debt securities, at our option or the option of the holder and the redemption price or prices;

•	if the debt securities may be converted into or exercised or exchanged for our common shares or preferred shares or any other of our securities, the terms on which conversion, exercise or exchange may occur, including whether conversion, exercise or exchange is mandatory, at the option of the holder or at our option, the period during which conversion, exercise or exchange may occur, the initial conversion, exercise or exchange price or rate and the circumstances or manner in which the amount of common shares or preferred shares or other securities issuable upon conversion, exercise or exchange may be adjusted; and

•	any other terms of the debt securities that are not inconsistent with the provisions of the Indenture.

      The Indenture provides that debt securities of a single series may be issued at various times, with different maturity dates and may bear interest at different rates. Unless otherwise indicated in the prospectus supplement, principal, premium, if any, and interest, if any, will be payable, and the debt securities offered will be transferable, at the corporate trust office of Citibank, N.A., as registrar and paying agent, in New York, New York. The payment of interest, if any, may be made at our option by our mailing a check to the person entitled to receive the interest at the address listed in the debt security register. (Section 3.1)

      We will establish a record date for the payment of interest, if any, on the debt securities of each series. If no record date is established and interest payment dates fall on the first day of a calendar month, the record date will be the fifteenth day of the calendar month preceding the interest payment date. If no record date is established and interest payment dates fall on the fifteenth day of a calendar month, the record date will be the first day of the calendar month. (Section 2.7)

We Are Not Limited From Issuing Additional Debt and Other Securities

      The Indenture does not limit other indebtedness or securities which we may issue, under the Indenture or otherwise, and contains no financial or similar restrictions on us except as described below. The Indenture does not limit our ability to occur additional indebtedness senior to any subordinated debt securities we may issue.

Form and Exchange

      Unless otherwise indicated in a prospectus supplement, we will issue the debt securities in book-entry only form, which means that they will be represented by one or more permanent global certificates registered in the name of The Depository Trust Company, New York, New York (DTC), or its nominee. We will refer to debt securities in this form here and in the prospectus supplement as book-entry only.

      If specified in the related prospectus supplement, a holder of a series of offered debt securities may also hold its debt securities through Clearstream, Luxembourg or Euroclear in Europe, if it is a participant of these systems, or through such other clearing systems as may be specified.

      Alternatively, we may issue the debt securities in certificated form registered in the name of the holder. Under these circumstances, holders may receive certificates representing the debt securities. Unless otherwise indicated in a prospectus supplement, senior debt securities in certificated form will be issued only in increments of $1,000 and multiples of $1,000 and subordinated debt securities in certificated form will be issued only in increments of $25 and multiples of $25. Debt securities will be exchangeable without charge except for reimbursement of taxes or other governmental charges, if any. We will refer to debt securities in this form in the prospectus supplement as certificated.

Book-Entry Only Procedures

Clearance and Settlement Through DTC

      We may issue the debt securities contemplated by this prospectus in the form of one or more fully registered global securities, which represent offered securities. These global securities will be deposited with DTC and registered in the name of its nominee. The global securities are traded in units which are beneficial interests representing fractional portions of the global security. DTC (or its nominee) will hold each global security in book-entry form, as described below, for the benefit of institutions that have accounts with DTC (participants).

      DTC has advised us that it is:

•	a limited-purpose trust company organized under the laws of the state of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

      DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in participants’ accounts. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Others, such as banks, brokers, dealers and trust companies that either directly or indirectly clear through or maintain a collateral relationship with a participant, also have access to DTC’s book-entry system. DTC administers its book-entry system in accordance with its rules and bylaws and legal requirements.

      When a global security representing offered securities are issued, DTC will credit (on its book-entry registration and transfer system) the principal amount to participants’ accounts, in varying amounts as subscribed by the participants. DTC will maintain ownership records for participants’ interests, and the participants will maintain a collateral relationship with a participant, also have access to DTC’s book-entry system. DTC administers its book-entry system in accordance with its rules and bylaws and legal requirements.

      So long as DTC (or its nominee) is the registered holder of a global security, DTC (or its nominee) will be considered, for all purposes the sole owner and holder of the related securities. Except as described below, you will not be entitled to:

•	have the securities registered in your name; or

•	receive physical delivery of your securities in definitive form.

      The laws of some jurisdictions may require that certain purchasers take physical delivery of securities in definitive form. These laws may restrict or prevent the transfer of beneficial interests in a global security.

      Each person owning a beneficial interest in a global security must rely on DTC’s procedures (and, if that person holds through a participant, on the participant’s procedures) to exercise any rights of a holder of offered securities under the global security or the indentures. The indentures provide that DTC may grant proxies and otherwise authorize participants to take any action which DTC is entitled to take under the indentures or the global security. We understand that under existing industry practice, if we request any action of holders, or an owner of a beneficial interest in a global security desires to take any action, that DTC (as the holder of the global security) is entitled to take, DTC would authorize the participants to take that action and the participants would authorize the beneficial owners to take the action or would otherwise act upon the instructions of the beneficial owners.

      We will make payments to DTC. We expect that when DTC receives any payment, it will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests. We also expect that payments by participants to owners of beneficial interests in a global security held through them will be governed by standing instructions and customary practices (as is the case with securities held by brokers for customers’ accounts in street name). If we redeem the securities represented by any global security, we will notify DTC of the redemption and will make final payment to DTC. We expect that DTC and the participants will in turn notify the respective beneficial holders and distribute payment to them accordingly. We or any trustee will not be responsible or liable for:

•	any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global security for any securities;

•	the maintenance, supervision, or review of any records relating to any beneficial ownership interests;

•	any other aspect of the relationship between DTC and its participants; or

•	the relationship between the participants and the beneficial owners.

      The global securities may not be transferred except as a whole between DTC and its nominee, unless they are exchanged for global securities of the same aggregate denomination to be registered in DTC’s or its nominee’s name, or unless they are exchanged in whole or in part for certificated securities in definitive form. The securities of any series represented by a global security may be exchanged for certificated securities in definitive form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for the global security or if at any time it ceases to be a clearing agency registered under the Securities Exchange Act of 1934;

•	we notify the Trustee that we have decided not to have the securities of that series represented by a global security; or

•	an event of default has occurred and is continuing with respect to the debt securities.

      If there is such an exchange, we will issue certificated securities in authorized denominations and registered in such names as DTC directs.

Clearance and Settlement Through Clearstream, Euroclear and Other Clearing Systems

      Unless otherwise indicated in a prospectus supplement, the following information will apply if we use book entry systems operated by Clearstream Banking, Société Anonyme, Euroclear Bank S.A./ N.V. or any other clearing system for any series of debt securities in addition to or instead of DTC.

      In addition to or in lieu of DTC we may use book-entry systems operated by Clearstream Banking, Société Anonyme, or Clearstream, Luxembourg, in Luxembourg and Euroclear Bank S.A./ N.V., or Euroclear, in Brussels, Belgium. These systems have established electronic securities and payment transfer, processing depositary and custodial links among themselves, DTC and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates.

      Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market. Where payments for debt securities we issue in global form will be made in U.S. dollars, these procedures can be used for cross-market transfers and the securities will be cleared and settled on a delivery against payment basis.

      Global securities will be registered in the name of a nominee for, and accepted for settlement and clearance by, one or more of, Euroclear, Clearstream, Luxembourg or any other clearing system identified in the applicable prospectus supplement.

      Cross-market transfers of debt securities that are not in global form may be cleared and settled in accordance with other procedures that may be established among the clearing systems for these securities. Investors in debt securities that are issued outside of the United States, its territories and possessions must initially hold their interests through Euroclear, Clearstream, Luxembourg or the clearance system that is described in the applicable prospectus supplement.

      The policies of DTC, Clearstream, Luxembourg and Euroclear will govern payments, transfers, exchange and other matters relating to the investors’ interests in securities held by them. This will also be the case for any other clearance system that may be named in a prospectus supplement.

      Euroclear and Clearstream, Luxembourg hold interests on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream, Luxembourg’s names on the books of their respective depositaries which, in the case of securities for which a global security in registered form is deposited with DTC, in turn hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC.

      We have no responsibility for any aspect of the actions of DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We have no responsibility for any aspect of the records kept by DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants.

      We also do not supervise these systems in any way. This is also the case for any other clearing system indicated in a prospectus supplement.

      Clearstream, Luxembourg, Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform these procedures and may modify them or discontinue them at any time.

      The description of the clearing systems in this section reflects our understanding of the rules and procedures of Clearstream, Luxembourg and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

     Clearstream, Luxembourg

      With respect to Clearstream, Luxembourg our understanding is as follows:

•	Clearstream, Luxembourg is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the supervision of the financial sector (Commission de surveillance du secteur financier).

•	Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through electronic book-entry transfers between the accounts of its customers. This eliminates the need for physical movement of the certificates.

•	Clearstream, Luxembourg provides other services to its customers, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities. It interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships.

•	Clearstream, Luxembourg’s customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other professional financial intermediaries. Its U.S. customers are limited to securities brokers and dealers and banks.

•	Indirect access to the Clearstream, Luxembourg system is also available to others that clear through Clearstream, Luxembourg customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

     Euroclear

      With respect to Euroclear our understanding is as follows:

•	Euroclear is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (Commission Bancaire et Financière) and the National Bank of Belgium (Banque Nationale de Belgique).

•	Euroclear holds securities for its participants and facilitates the clearance and settlement of securities transactions among them. It does so through simultaneous electronic book-entry delivery against payments, thereby eliminating the need for physical movement of certificates.

•	Euroclear provides other services to its participants, including credit, custody, lending and borrowing of securities and tri-party collateral management. It interfaces with the domestic markets of several countries.

•	Euroclear customers include banks, including central banks, securities brokers and dealers, banks, trust companies and clearing corporations and certain other professional financial intermediaries.

•	Indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that have custodial relationships with Euroclear customers.

•	All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities clearance accounts.

     Other Clearing Systems

      We may choose any other clearing system for a particular series of debt securities. The clearance and settlement procedures for the clearing system we choose will be described in the applicable prospectus supplement.

     Primary Distribution

      The distribution of the debt securities will be cleared through one or more of the clearing systems that we have described above or any other clearing system that is specified in the applicable prospectus supplement. Payment for securities will be made on a delivery versus payment or free delivery basis. These payment procedures will be more fully described in the applicable prospectus supplement.

      Clearance and settlement procedures may vary from one series of debt securities to another according to the currency that is chosen for the specific series of securities. Customary clearance and settlement procedures are described below.

      We will submit applications to the relevant system or systems for the securities to be accepted for clearance. The clearance numbers that are applicable to each clearance system will be specified in the prospectus supplement.

     Clearance and Settlement Procedures

      We understand that investors that hold their debt securities through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures that are applicable to conventional Eurobonds in registered form.

      Debt securities will be credited to the securities custody accounts of Euroclear and Clearstream, Luxembourg participants on the business day following the settlement date, for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

     Secondary Market Trading

     Trading between Euroclear and/or Clearstream, Luxembourg Participants

      We understand that secondary market trading between Euroclear and/or Clearstream, Luxembourg participants will occur in the ordinary way following the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg. Secondary market trading will be settled using procedures applicable to conventional Eurobonds in registered form.

     Trading between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

      A purchaser of debt securities that are held in the account of a DTC participant must send instructions to Euroclear or Clearstream, Luxembourg at least one business day prior to settlement. The instructions will provide for the transfer of the securities from the selling DTC participant’s account to the account of the purchasing Euroclear or Clearstream, Luxembourg participant. Euroclear or Clearstream, Luxembourg, as the case may be, will then instruct the common depositary for Euroclear or Clearstream, Luxembourg to receive the securities either against payment or free of payment.

      The interests in the securities will be credited to the respective clearing system. The clearing system will then credit the account of the participant, following its usual procedures. Credit for the securities will appear on the next day, European time. Cash debit will be back-valued to, and the interest on the securities will accrue from, the value date, which would be the preceding day, when settlement occurs in New York. If the trade fails and settlement is not completed on the intended date, the Euroclear or Clearstream, Luxembourg cash debit will be valued as of the actual settlement date instead.

      Euroclear participants or Clearstream, Luxembourg participants will need the funds necessary to process same-day funds settlement. The most direct means of doing this is to pre-position funds for settlement, either from cash or from existing lines of credit, as for any settlement occurring within Euroclear or Clearstream, Luxembourg. Under this approach, participants may take on credit exposure to Euroclear or Clearstream, Luxembourg until the securities are credited to their accounts one business day later.

      As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to them, participants can choose not to pre-position funds and will instead allow that credit line to be drawn upon to finance settlement. Under this procedure, Euroclear participants or Clearstream, Luxembourg participants purchasing securities would incur overdraft charges for one business day (assuming they cleared the overdraft as soon as the securities were credited to their accounts). However, interest on the debt securities would accrue from the value date. Therefore, in many cases, the investment income on securities that is earned during that one business day may substantially reduce or offset the amount of the overdraft charges. This result will, however, depend on each participant’s particular cost of funds.

      Because the settlement will take place during New York business hours, DTC participants will use their usual procedures to deliver securities to the depositary on behalf of Euroclear participants or Clearstream, Luxembourg participants. The sale proceeds will be available to the DTC seller on the settlement date. For the DTC participants, then, a cross-market transaction will settle no differently than a trade between two DTC participants.

     Special Timing Considerations

      You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the debt securities through Clearstream, Luxembourg and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

      In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream, Luxembourg and Euroclear on the same business day as in the United States. U.S. investors who wish to transfer their interests in the debt securities, or to receive or make a payment or delivery of the debt securities, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream, Luxembourg or Euroclear is used.

     Indenture Covenants

      The Indenture contains promises by us, called “covenants” for the benefit of the holders of the debt securities. The covenants described under the headings “Limitations on Liens” and “Limitation on Sale Leaseback Transactions” are made for the benefit of holders of our senior debt securities only. The holders of our subordinated debt securities will not receive the benefits of these covenants.

     Limitations on Liens

      We have agreed in the Indenture that we will not, nor will we permit any Subsidiary to, mortgage, hypothecate, charge, pledge, or otherwise encumber (collectively referred to as “mortgages”) any of our Principal Properties or the capital stock or Funded Indebtedness of any Subsidiary which owns a Principal Property, to secure any Indebtedness, without securing the debt securities equally and ratably with, or prior to, such Indebtedness.

      This covenant has certain exceptions which permit, among other things:

•	the giving or assumption of any Purchase Money Mortgage;

•	any mortgage given by a Subsidiary to us or any other Subsidiary so long as the mortgage will be held for our benefit or for the benefit of a Subsidiary;

•	mortgages on property, capital stock or Indebtedness of a corporation existing at the time the corporation becomes a Subsidiary;

•	mortgages in favor of Canada or the United States or any Province or State thereof, or any department, agency, or instrumentality or political subdivision of Canada or the United States, to secure certain payments or other obligations;

•	the sale or other transfer of production payments, mineral payments, ore payments and similar arrangements unless we or a Subsidiary have personally assumed or become generally liable for any Indebtedness in connection with the sale or transfer; and

•	any extension, renewal or replacement, or successive extensions, renewals or replacements, in whole or in part of any mortgage permitted above, so long as the principal amount of Indebtedness secured will not exceed the principal amount of Indebtedness secured at the time of the extension, renewal or replacement, and that the extension, renewal or replacement will be limited to all or part of the property which secured the mortgage that was extended, renewed or replaced.

      In addition to these exceptions, we and our Subsidiaries may create or assume mortgages without equally and ratably securing the debt securities (mortgages which have been created or assumed being referred to as “Basket Mortgages”), so long as at the time of and after giving effect to such creation or assumption, the total amount of all Indebtedness secured by our Basket Mortgages less any Indebtedness concurrently retired plus the total amount of Attributable Debt in respect of certain sale and leaseback transactions (as defined in the Indenture) existing at the time do not exceed 10% of consolidated shareholders’ equity as of a date not more than 135 days prior to such time. (Section 3.6)

Defined Terms

      The following terms used above have the following meanings (Section 1.1):

      “Attributable Debt” means the present value of rents during the remaining term of leases.

      “Indebtedness” means:

•	all indebtedness for the repayment of money borrowed;

•	all liabilities under leases which must be capitalized under generally accepted accounting principles in Canada on the lessee’s balance sheet; and

•	all guarantees, endorsements, assumptions and other contingent obligations in respect of such indebtedness or liabilities.

      “Funded Indebtedness” means Indebtedness which matures by its terms or is renewable by the borrower to a date more than one year after the date of its original creation, assumption or guarantee.

      “Principal Property” means any mineral property, smelter, refinery, mill, fabricating plant or similar processing or manufacturing facility, or any electric generating plant of ours or any of our Subsidiaries constituting the primary source of power for any such facility, located in the United States or Canada and having a net book value of more than 0.5 percent of Consolidated Net Tangible Assets, unless our Board of Directors by resolution declares that the property, plant or facility is not important to our business as a whole. Principal Property may also include similar property we have designated to which we have applied the proceeds of sale and leaseback transactions.

      “Consolidated Net Tangible Assets” means (1) the total of all assets, including assets leased under capital lease obligations (less depreciation, obsolescence, amortization, valuation and other proper reserves), which in accordance with generally accepted accounting principles in Canada would appear on the asset side of our consolidated balance sheet as of a date not more than 135 days preceding the date on which Consolidated Net Tangible Assets are to be determined, after eliminating (A) franchises, licenses, permits, patents, patent applications, copyrights, trade names, goodwill, organizational expenses and other like intangibles and (B) unamortized debt discount and expense, less (2) the total of all consolidated current liabilities which would appear on the liability side of the balance sheet, as determined in accordance with generally accepted accounting principles in Canada.

      “Subsidiary” means any corporation of which we or one or more of our Subsidiaries owns at least a majority of the outstanding voting stock.

      “Purchase Money Mortgage” means any hypothec, mortgage, lien, pledge, security interest or other encumbrance (including conditional sale agreements or other title retention agreements or capital leases) upon property that has been or is to be acquired, constructed or improved by us or a Subsidiary and created prior to, contemporaneously with, or within six months after, the acquisition or the completion of the construction or improvement to secure the amount of the purchase price of the property or the cost of the construction or improvement, or any part thereof, or any hypothec, mortgage, lien, pledge, security interest or other encumbrance existing on the property at the time of the acquisition, whether the obligations secured are payable to the person from whom such property is acquired or otherwise.

Limitation on Sale and Leaseback Transactions

      The Indenture imposes restrictions on our ability to enter into sale leaseback transactions. Neither we nor any Subsidiary owning a Principal Property may enter into any Sale and Leaseback Transaction (which excludes leases expiring within three years of making, leases between us and a Subsidiary or between

Subsidiaries and any lease of part of a Principal Property, which has been sold, for use in connection with the winding up or termination of the business conducted on such Principal Property) unless:

•	we or any of our Subsidiaries could create or assume a mortgage on the Principal Property to be leased without equally and ratably securing the debt securities by reason of one of the exceptions described under “Limitation on Liens”;

•	immediately prior to entering into such arrangement, we or a Subsidiary could create a mortgage on the Principal Property securing Indebtedness in an amount equal to the Attributable Debt relating to the particular Sale and Leaseback Transaction without equally and ratably securing the debt securities; or

•	an amount equal to the net proceeds of the sale of the property leased is applied to the retirement, otherwise than by payment at maturity or pursuant to mandatory sinking fund requirements, of the debt securities or other Funded Indebtedness of ours or of a Subsidiary ranking on a parity with the debt securities or to the purchase, improvement or construction of Principal Properties. (Section 3.8)

Subordination Provisions

      Direct holders of subordinated debt securities should recognize that contractual provisions in the Indenture may prohibit us from making payments on those securities. Subordinated debt securities are subordinate and junior in right of payment, to the extent and in the manner stated in the Indenture, to all of our senior indebtedness, as defined in the Indenture, including all of the senior debt securities we have issued and will issue under the Indenture.

      Under the Indenture, “senior indebtedness” includes all of our obligations to pay principal, premium, interest, penalties, fees and other charges:

•	for borrowed money;

•	in the form of or evidenced by other instruments, including obligations incurred in connection with our purchase of property, assets or businesses;

•	under capital leases;

•	under letters of credit, bankers’ acceptances or similar facilities;

•	issued or assumed in the form of a deferred purchase price of property or services, such as master leases;

•	under swaps and other hedging arrangements;

•	pursuant to our guarantee of another entity’s obligations and all dividend obligations guaranteed by us; and

•	to satisfy the expenses and fees of the Trustee under the Indenture.

      The following types of our indebtedness will not rank senior to the subordinated debt securities:

•	indebtedness we owe to a subsidiary of ours;

•	indebtedness which, by its terms, expressly provides that it does not rank senior to the subordinated debt securities;

•	indebtedness incurred in the form of trade accounts payable or accrued liabilities arising in the ordinary course of business; and

•	indebtedness we may incur in violation of the Indenture.

      The Indenture provides that, unless all principal of and any premium or interest on the senior indebtedness has been paid in full, no payment or other distribution may be made in respect of any subordinated debt securities in the following circumstances:

•	in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, assignment for creditors or other similar proceedings or events involving us or our assets; or

•	(1) in the event and during the continuation of any default in the payment of principal, premium, if any, or interest on any senior indebtedness beyond any applicable grace period or (2) in the event that any event of default with respect to any senior indebtedness has occurred and is continuing, permitting the direct holders of that senior indebtedness (or a trustee) to accelerate the maturity of that senior indebtedness, whether or not the maturity is in fact accelerated (unless, in the case of (1) or (2), the payment default or event of default has been cured or waived or ceased to exist and any related acceleration has been rescinded) or (3) in the event that any judicial proceeding is pending with respect to a payment default or event of default described in (1) or (2).

      If the Trustee under the Indenture or any direct holders of the subordinated debt securities receive any payment or distribution that is prohibited under the subordination provisions, then the Trustee or the direct holders will have to repay that money to the direct holders of our senior indebtedness.

      Even if the subordination provisions prevent us from making any payment when due on the subordinated debt securities of any series, we will be in default on our obligations under that series if we do not make the payment when due. This means that the Trustee under the Indenture and the direct holders of that series can take action against us, but they will not receive any money until the claims of the direct holders of senior indebtedness have been fully satisfied.

Consolidation or Merger

      We may consolidate or merge with any other corporation or transfer all or substantially all of our assets to any other person provided that:

•	we are not in default under any covenant or provision under the Indenture, and

•	the person or successor corporation, which must be organized under the laws of Canada or any Province, the United States or any State or the District of Columbia, expressly assumes our obligations under the Indenture by supplemental indenture satisfactory to the Trustee. (Section 9.1)

      Unless otherwise indicated in the prospectus supplement, certain of the covenants described above would not necessarily afford holders of debt securities protection in the event we were involved in a highly leveraged transaction, such as a leveraged buyout.

Events of Default, Waiver, and Notice

      “Event of Default” means, with respect to any series of debt securities, any of the following:

•	failure to pay interest on that series of debt securities for 30 days after payment is due;

•	failure to pay principal and premium, if any, on that series of debt securities when due either at maturity, upon redemption, by declaration or otherwise;

•	failure to perform any other covenants or agreements in the Indenture for the benefit of the holders of the applicable series for 90 days after we are given notice of the failure; and

•	certain events of bankruptcy, insolvency and reorganization relating to us. (Section 5.1)

      The Trustee may withhold notice to the holders of debt securities of any default, except a default in payment of principal of or interest or premium on the debt securities, if the Trustee considers it in the interest of the holders of the debt securities to do so. (Section 5.11)

      The Indenture provides that:

•	if an Event of Default due to the default in the payment of principal, interest or premium, if any, on, or in the performance of any other of the covenants or agreements in the Indenture affecting any series of debt securities occurs and continues, the Trustee or holders of 25% of the principal amount outstanding of that series of debt securities may declare the principal of all that series of debt securities to be due and payable immediately, and

•	if an Event of Default resulting from certain events of bankruptcy, insolvency and reorganization occurs and continues, the Trustee or the holders of 25% of the principal amount outstanding of all debt securities may declare the principal of all debt securities to be due and payable immediately.

      Under certain conditions such declarations may be rescinded and past defaults may be waived, except defaults in payment of principal of or interest or premium on the debt securities, by the holders of a majority of that series of debt securities then outstanding, or of all series, as the case may be. (Section 5.1)

      The holders of a majority in principal amount of the debt securities of any and all series affected and then outstanding, each voting as a separate class, have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee. This right is subject to certain exceptions and provided that the holders of the debt securities have offered to the Trustee reasonable indemnity against expenses and liabilities. (Sections 5.9 and 6.2)

      Investors holding debt securities in book entry form should consult with their banks or brokers for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

      We are required to file with the Trustee an annual certificate as to the absence of certain defaults under the Indenture. (Section 3.5)

Defeasance and Covenant Defeasance

      We may elect either:

•	to be discharged from all of our obligations with respect to the debt securities under the Indenture, except for the obligations to register the transfer or exchange of the debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities and to hold moneys for payment in trust (defeasance), or

•	to be discharged from all of our obligations with respect to the debt securities under certain sections of the Indenture, including the restrictions set forth in “Limitation on Liens” and “Limitations on Sale and Leaseback Transactions” above (covenant defeasance).

      In order for us to exercise either defeasance or covenant defeasance, we must deposit with the Trustee, in trust for such purpose, money and/or U.S. Government Obligations which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of and interest on such debt securities not later than one day before the scheduled due dates. A trust may only be established if, among other things, we have delivered to the Trustee an opinion of counsel to the effect that the holders of the debt securities:

•	will not recognize income, gain or loss for federal income tax purposes as a result of defeasance or covenant defeasance, and

•	will be subject to federal income tax on the same amount, in the same manner and at the same time as would have been the case if such defeasance or covenant defeasance had not occurred.

      In the case of defeasance, the opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after July 15, 1989. (Sections 13.1 through 13.4)

Modification of the Indenture

      Under the Indenture our rights and the rights of the holders of debt securities may be changed. Certain changes to the rights of the holders of the debt securities in the Indenture or any Supplemental Indenture require the consent of the holders of not less than 66 2/3% in principal amount of the debt securities of all series affected by such change at the time outstanding. However, the following changes may not be made without the consent of each holder of the debt securities affected:

•	extending the final maturity of any debt security, or reducing the principal amount thereof, including in the case of a discounted debt security the amount payable thereon in the event of acceleration or the amount provable in bankruptcy, or any redemption premium thereon, or reducing the rate or extending the time of payment of interest thereon, or impairing or affecting the right of any holder of debt securities to institute suit for the payment thereof or the right of repayment, if any, at the option of the holder, or

•	reducing the stated percentage of holders necessary to modify the Indenture. (Section 8.2)

      We may enter into one or more supplemental indentures without the consent of any holder of debt securities:

•	to secure the debt securities;

•	to evidence the succession to us of another corporation and the assumption by any such successor of our covenants contained in the Indenture and the debt securities;

•	to add to the covenants contained in the Indenture and to add any additional Events of Default;

•	to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision of the Indenture, or to make other provisions which do not adversely affect the interests of the holders of debt securities;

•	to establish the form or terms of debt securities of any series; and

•	to evidence and provide for a successor Trustee under the Indenture for one or more series of debt securities and to provide for or facilitate the administration of the trusts under the Indenture by more than one Trustee. (Section 8.1)

Consent to Jurisdiction

      We agree that any legal suit, action or proceeding brought by the Trustee or any holder of debt securities in connection with the debt securities or the Indenture may be instituted in any state or federal court in the City or State of New York.

Regarding the Trustee

      Bankers Trust Company, Trustee under the Indenture, serves as a depositary of funds of, and performs corporate trust and commercial banking services for us and our subsidiaries from time to time in the normal course of business and also makes loans to us and our subsidiaries. In addition, we have two-long-term, global, multi-year and multi-currency borrowing facilities with a syndicate of major international banks each amounting to $1 billion. Deutsche Bank, the parent of Bankers Trust Company, has a $30 million participation under one long-term facility and has a $50 million participation under the other long-term facility. As of March 31, 2002 we did not have any amounts outstanding under either facility.

      Bankers Trust is currently trustee of four series of outstanding senior debt securities issued under the Indenture in an aggregate principal amount of $1.1 billion.

      Under the Trust Indenture Act of 1939, upon the occurrence of a default under any series of debt securities under the Indenture, if the Trustee has a conflicting interest, as defined in the Trust Indenture Act, the Trustee must, within 90 days, either eliminate the conflicting interest or resign, unless the default is cured, waived or otherwise eliminated within the 90-day period. Under the Trust Indenture Act, the Trustee will be considered to have a conflicting interest if the Trustee is one of our creditors. In addition, in the event we have outstanding one or more series of senior debt securities and subordinated debt securities for which the Trustee acts as trustee and a default occurs under the terms of either or both types of series, the Trustee would be considered to have a conflicting interest under the Trust Indenture Act and would be required to resign as trustee in respect of either the senior debt securities or the subordinated debt securities. If the Trustee fails to either eliminate the conflicting interest or to resign within ten days after the expiration of the 90 day period, the Trustee will be required to notify the holders to this effect and any holder who has been a bona fide holder for at least six months may petition a court to remove the Trustee and to appoint a successor trustee.

DESCRIPTION OF SHARE CAPITAL

Outstanding Series of Share Capital

	Authorized	Outstanding*

Common Shares	Unlimited	321,112,559
Preference Shares, issuable in series, of which the following series are outstanding:	Unlimited
Floating Rate Cumulative Redeemable Preference Shares, Series C, 1984	4,200,000	4,200,000
Floating Rate Cumulative Redeemable Preference Shares, Series C, 1985	1,500,000	1,500,000
Cumulative Redeemable Preference Shares, Series E	3,000,000	3,000,000

*	As at April 30, 2002.

Authorized Capital

      We may issue an unlimited number of additional common shares and preference shares from time to time upon approval by our Board of Directors for such consideration as the Board of Directors decides appropriate, without the need of further shareholder authorization. However, the Board of Directors is not allowed to create or issue any series of preference shares with voting rights, other than voting rights arising only in the event of non-payment of dividends, without the consent of our Common shareholders, given by way of special resolution. The terms of any preference shares, including dividend rates, conversion and voting rights, if any, redemption prices and similar matters will be determined by the Board of Directors prior to issuance.

DESCRIPTION OF PREFERENCE SHARES

Description of Terms of Preference Shares We May Offer

      The terms of each series of preference shares will be determined by the Board of Directors prior to issuance. The Board of Directors may not create or issue any series of preference shares with voting rights, other than voting rights arising only in the event of non-payment of dividends, without the consent of the holders of our common shares, given in the form of a special resolution.

      Unless otherwise indicated in a prospectus supplement, all preference shares to be issued from time to time under this Prospectus will be fully paid and nonassessable.

      The prospectus supplement relating to the particular series of preference shares will contain a description of the specific terms of that series as fixed by our board of directors, including, as applicable:

•	the offering price at which we will issue the preference shares;

•	the title, designation of number of shares and stated value of the preference shares;

•	the dividend rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from which dividends will begin to cumulate;

•	any conversion or exchange rights;

•	whether the preference shares will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights;

•	any liquidation rights;

•	any sinking fund provisions;

•	any voting rights; and

•	any other rights, preferences, privileges, limitations and restrictions that are not inconsistent with the terms of our restated articles of incorporation.

Redemption

      If so specified in the applicable prospectus supplement, a series of preference shares may be redeemable at any time, in whole or in part, at our option or the holder’s, and may be mandatorily redeemed by us.

      Any restriction on the repurchase or redemption by us of our preference shares while we are in arrears in the payment of dividends will be described in the applicable prospectus supplement.

      Any partial redemptions of preference shares will be made in the discretion of our board of directors.

      Unless we default in the payment of the redemption price, dividends will cease to accrue after the redemption date on preference shares called for redemption and all rights of holders of these shares will terminate except for the right to receive the redemption price.

Dividends

      Holders of each series of preference shares will be entitled to receive dividends when, as and if declared by our board of directors from funds legally available for payment of dividends. The rates and dates of payment of dividends will be set forth in the applicable prospectus supplement relating to each series of preference shares. Dividends will be payable to holders of record of preference shares as they appear on our books on the record dates fixed by the board of directors. Dividends on any series of preference shares may be cumulative or noncumulative, as set forth in the applicable prospectus supplement.

      We may not declare, pay or set apart funds for payment of dividends on a particular series of preference shares unless full dividends on any other series of preference shares that ranks equally with or senior to the series of preference shares have been paid or sufficient funds have been set apart for payment for either of the following:

•	all prior dividend periods of the other series of preference shares that pay dividends on a cumulative basis; or

•	the immediately preceding dividend period of the other series of preference shares that pay dividends on a noncumulative basis.

      Partial dividends declared on shares of any series of preference shares and other series of preference shares ranking on an equal basis as to dividends will be declared pro rata. A pro rata declaration means that the ratio of dividends declared per share to accrued dividends per share will be the same for each series of preference shares.

Conversion or Exchange Rights

      The prospectus supplement relating to any series of preference shares that is convertible, exercisable or exchangeable will state the terms on which shares of that series are convertible into or exercisable or exchangeable for our common shares, another series of our preference shares or our other securities or debt or equity securities of third parties.

Liquidation Preference

      In the event of our voluntary or involuntary liquidation, dissolution or winding-up, holders of each series of our preference shares will have the right to receive distributions upon liquidation in the amount described in the applicable prospectus supplement relating to each series of preference shares, plus an amount equal to any accrued and unpaid dividends. These distributions will be made before any distribution is made on the common stock or on any securities ranking junior to the preference shares upon liquidation, dissolution or winding-up.

      If the liquidation amounts payable relating to the preference shares of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preference shares of that series and the other securities will have the right to a ratable portion of our available assets, up to the full liquidation preference of each security. Holders of these series of preference shares or other securities will not be entitled to any other amounts from us after they have received their full liquidation preference.

Voting Rights

      The holders of shares of preference shares will have no voting rights, except:

•	as otherwise stated in the applicable prospectus supplement;

•	as otherwise stated in the certificate of designations establishing the series; or

•	as required by applicable law.

Summary of Specific Provisions of Outstanding Preference Shares

      We currently have the following preference shares outstanding: Floating Rate Cumulative Redeemable Preference Shares Series C, 1984 and 1985 and Cumulative Redeemable Preference Shares Series E. The holders of each class of preference shares will be entitled to receive cumulative cash dividends at the following rates:

Series C, 1984 and 1985: quarterly dividends in an amount determined by applying to C$ 25 per share 25% of the greater of (1) 72% of the average of the Canadian prime interest rates quoted by two major Canadian banks for stated periods, and (2) the lesser of 7.5% and the average of the Canadian prime interest rates quoted by two major Canadian banks for stated periods.

Series E: quarterly dividends in an amount determined by applying to C$ 25 per share 25% of 75% of the average of the Canadian prime interest rates quoted by two major Canadian banks for stated periods.

      The holders of outstanding preference shares are not entitled to vote at meetings of shareholders unless we fail to pay six quarterly dividends on such preference shares. Thereafter, so long as such dividends remain in arrears, the holders will be entitled, voting separately as a class, to elect two members of the Board of Directors.

      All of our outstanding preference shares are fully paid and nonassessable.

      In the event that we liquidate, dissolve or wind up or distribute our assets among shareholders for the purpose of winding up our affairs, the holders of the outstanding preference shares will be entitled to receive, in preference to holders of the common shares, the sum of C$ 25 per preference share for Series C and E plus all accrued and unpaid dividends. Additionally, if such distribution is voluntary, an additional amount equal to the premium, if any, will be payable on redemption.

      The outstanding preference shares are redeemable at our option at C$ 25 per preference share plus all accrued and unpaid dividends.

      Unless all dividends then payable on the outstanding preference shares have been declared and paid or set apart for payment, we will not (1) pay any dividends, other than stock dividends, or make any distributions on any shares ranking junior to the outstanding preference shares with respect to the payment of dividends or return of capital, (2) retire for value any shares ranking junior to the outstanding preference shares with respect to payment of dividends or return of capital, or (3) except in connection with the exercise of a retraction privilege, retire less than all of a series of preference shares.

      The outstanding preference shares are listed on the Toronto Stock Exchange. The transfer agent for the outstanding preference shares is CIBC Mellon Trust Company.

DESCRIPTION OF COMMON SHARES

Attributes

      The common shares are subject to the rights of the holders of the preference shares, as described above, and of any other preferred securities issued in the future.

      The holders of common shares are entitled to one vote per common share at all meetings of Shareholders, to participate ratably in any dividends which may be declared on common shares by our Board of Directors and, in the event of our liquidation, dissolution or winding-up or other distribution of our assets or property, to a pro rata share of our assets after payment of all liabilities and obligations. The common shares have no pre-emptive, redemption or conversion rights. All of our outstanding common shares and all common shares to be issued from time to time under this prospectus will be fully paid and nonassessable.

      The provisions of the Canada Business Corporations Act (CBCA) require that the amendment of certain rights of holders of any class of shares, including the common shares, must be approved by not less than two-thirds of the votes cast by the holders of such shares. A quorum for any meeting of the holders of common shares is 40% of the common shares then outstanding. Therefore, it is possible for the rights of the holders of common shares to be changed other than by the affirmative vote of the holders of the majority of the outstanding common shares. In circumstances where certain rights of holders of common shares may be amended, however, holders of common shares will have the right, under the Canada Business Corporations Act, to dissent from such amendment and require us to pay them the then fair value of their common shares.

      The transfer agents for the common shares are CIBC Mellon Trust Company in Canada, Mellon Investor Services L.L.C. in New York, and CIBC Mellon Trust Company in England.

      Shareholders are also entitled to rights and privileges under the shareholder rights plan summarized below.

Shareholder Rights Plan

      In 1990, Shareholders approved a plan whereby each of our common shares carries one right to purchase additional common shares. The plan, with certain amendments, was reconfirmed by the Shareholders at the 1995 Annual Meeting, and further amendments were approved at the 1999 Annual Meeting. The terms of the rights are contained in an agreement called the Shareholder Rights Agreement, made as of December 14, 1989 between us and CIBC Mellon Trust Company, which is the rights agent under the agreement. The agreement is governed by the laws of Ontario and Canada. A copy of the plan, as amended to date, is attached as Schedule B of the Management Proxy Circular filed as Exhibit 99 to our Annual Report on Form 10-K for the year ended December 31, 1998. The rights expire in 2008, subject to re-confirmation at the Annual Meeting of Shareholders in 2005.

      The rights under the plan are not currently exercisable, nor may they be separated from the common shares. Subject to specified exceptions and qualifications, on the tenth business day after the first to occur of:

•	the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of our outstanding voting shares; or

•	a bid to acquire 20% or more of our outstanding voting shares,

holders of rights, with the exception of the acquiring or bidding party, will be entitled to purchase from us, upon payment of the exercise price (currently U.S.$200.00), the number of common shares that can be purchased for double the exercise price, based on the market value of our common shares at the time the rights become exercisable. At and after such time the rights will also be transferable separately from the common shares. The exercise price mentioned above is subject to adjustment according to the terms of the rights plan to account for, among other things, adjustments to our common shares such as stock splits, stock dividends and distributions to shareholders.

      The rights agreement has a permitted bid feature which allows a take-over bid to proceed without the rights becoming exercisable, provided that the bid meets specified minimum specified standards of fairness and disclosure, even if our Board of Directors does not support the bid.

      The rights may be redeemed by our Board of Directors prior to the expiration or reauthorization of the rights agreement, with the prior consent of the holders of rights or common shares, for U.S.$0.01 per right. In addition, under specified conditions, our Board of Directors may waive the application of the rights agreement for particular share acquisitions or take-over bids, and in that event the Board will be deemed to have elected to redeem the rights at U.S.$0.01 per right.

DESCRIPTION OF WARRANTS

General

      We may from time to time offer warrants in one or more series to purchase our common shares, preference shares or debt securities, or any combination of these instruments. We may offer warrants either alone or together with the underlying instruments, and the warrants may be attached or separate from the underlying instruments. Each series of warrants will be issued under a separate warrant agreement, which, together with the warrants themselves, will contain the terms of the warrants. Each warrant agreement will be between us and a warrant agent we will retain for the applicable series of warrants. The warrant agent will act exclusively as our agent in connection with the warrants of the applicable series and will not have any obligation or relationship of agency for or with the holders or beneficial owners of the warrants.

      The following describes some of the general terms and provisions of the warrants we may offer. Additional terms of the warrants and the applicable warrant agreement will be described in the applicable prospectus supplement. The following description of the terms of the warrants and the supplemental description contained in a prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the terms of the applicable warrant agreement. We have included a form of warrant agreement as an exhibit to the registration statement of which this prospectus forms a part.

      The prospectus supplement relating to a series of warrants will describe the terms of the series of warrants, including the following:

•	the series designation of the warrants;

•	the price or prices at which the warrants will be offered;

•	the total number of warrants to be offered;

•	the designation and the terms of the securities to be purchased on exercise of the warrants;

•	the date on which the right to purchase the underlying securities will begin, and the date on which the purchase right will expire;

•	the exercise price of the securities to be purchased on exercise of the warrants;

•	information about the warrant agent;

•	the procedures and conditions for exercising the warrants;

•	if applicable, information with respect to book-entry procedures;

•	if applicable, the minimum or maximum number of warrants that may be exercised by an individual beneficial holder, or by all beneficial holders, at any one time;

•	if applicable, the designation and the terms of the underlying securities with which the warrants are issued and the number of warrants issued with each underlying security;

•	if applicable, the date on and after which the warrants and the related underlying securities will be separately transferable;

•	the governing law of the warrants and warrant agreement, if other than the law of the State of New York;

•	if applicable, any anti-dilution provisions; and

•	any other terms of the warrants, including terms, procedures limitations and conditions relating to the exchange and exercise of the warrants.

      Unless otherwise indicated in a prospectus supplement, we will issue warrants in fully registered form only. The warrants will be exercisable only for cash. Warrant certificates may be exchanged for new warrant certificates of different denominations, and warrants may be exercised at the warrant agent’s corporate trust office or at any other office designated for such purpose as provided in the applicable prospectus supplement.

      Holders of warrants prior to exercise of the applicable purchase right will be holders of the warrants alone and will not be considered holders of the underlying securities. As a result, holders of warrants prior to exercise will not have any of the rights of holders of the underlying equity or debt securities purchasable upon exercise, and will not be entitled to payments of principal (or premium, if any) or interest, if any, or voting or other rights on any underlying debt securities, and will not be entitled to dividend, if any, voting or other rights of the common or preference shares for which the warrants may be exercised.

Warrant Exercise

      Each series of warrants will entitle the holder to purchase for cash a number of underlying securities at an exercise price that will be stated in, or determined as described in, the prospectus supplement for the series. Warrants may be exercised at any time up until the close of regular business hours on the expiration date set forth in the applicable prospectus supplement. After the close of business on the applicable expiration date the warrants will be void and will no longer be exercisable for purchase of the underlying securities.

      Warrants will be exercisable as described in the applicable prospectus supplement. Upon receipt of payment and the properly completed and duly executed warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement as the location for warrant certificate presentment and exercise, we will, as soon as practicable, forward the securities purchasable upon exercise of the warrants. If a holder decides to exercise fewer than all of the warrants represented by the warrant certificate, we will issue to the holder a new warrant certificate representing the remaining warrants.

Enforceability of Rights and Governing Law

      The holders of warrants may, on their own behalf and for their own benefit, without the consent of the warrant agent, enforce, and may institute and maintain any suit, action or proceeding against us to enforce, their rights to exercise and receive the securities purchasable upon exercise of their warrants. Unless otherwise stated in the applicable prospects supplement, each series of warrants and the applicable warrant agreement will be governed by the laws of the State of New York.

TAX CONSEQUENCES

      Where appropriate, the applicable prospectus supplement will describe the Canadian tax considerations, Quebec tax considerations and U.S. federal income tax considerations relevant to the securities being offered.

EXPERTS

      The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

VALIDITY OF SECURITIES

      Roy Millington, our Corporate Secretary, will pass upon the validity of the equity securities. In connection with particular offerings of debt securities and warrants, the validity of the debt securities and warrants will be passed upon by Roy Millington, as to certain matters of Canadian law and applicable matters of Quebec law, and by Sullivan & Cromwell, New York, New York, as to certain matters of New York law. Davis Polk & Wardwell, New York, New York will issue an opinion on certain legal matters for the agents or underwriters.

PLAN OF DISTRIBUTION

      We may sell any series of securities in one or more of the following ways from time to time:

•	through underwriters or dealers;

•	through agents; or

•	directly to one or more purchasers.

      The offered securities may be distributed periodically in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.

      The prospectus supplement will include:

•	the initial public offering price;

•	the names of any underwriters, dealers or agents;

•	the purchase price of the securities;

•	our proceeds from the sale of the securities;

•	any underwriting discounts or agency fees and other underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	the place and time of delivery of the securities; and

•	any securities exchange on which the securities may be listed.

      If underwriters are used in the sale, they will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions, at any time or times at a fixed public offering price or at varying prices. The underwriters may change from time to time any fixed public offering price and any discounts or commissions allowed or re-allowed or paid to dealers. If dealers are utilized in the sale of the securities, we will sell the securities to the dealers as principals. The dealers may then resell the securities in the public at varying prices to be determined by such dealers.

      Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933. Any discounts or commissions that we pay them and any profit they receive when they resell the securities may be treated as underwriting discounts and commissions under that Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which they may be required to make.

      Underwriters, dealers and agents may engage in transactions with us or perform services for us in the ordinary course of business.

      Each series of offered securities will be a new issue of securities and will have no established trading market, other than our common shares, which are principally listed on the New York Stock Exchange and the Toronto Stock Exchange. We will apply to list any common shares sold pursuant to a prospectus supplement on the New York Stock Exchange and the Toronto Stock Exchange. Other securities may or may not be listed on a national or foreign securities exchange or automated quotation system. Any underwriters or agents to whom securities are sold for public offering or sale may but are not required to make a market in the securities, and the underwriters or agents may discontinue making a market in the securities at any time.